UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

DUNDEE BANCORP INC.

(Translation of registrant's name into English)

40 King Street West, Scotia Plaza, Suite 5500, Toronto, Ontario, Canada M5H 4A9

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F ☒

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

Index to Exhibits
News release dated May 21, 2003
Signatures

DUNDEE HAILS REALTY ACQUISITION

AS A WIN-WIN TRANSACTION

FOR IMMEDIATE RELEASE

Toronto, May 21, 2003 - DUNDEE BANCORP INC. (DBC.A-TSX) announces that the Special Committee and the Board of Directors of DUNDEE REALTY CORPORATION (D-TSX) have determined that it is in the best interests of its shareholders to meet and hold a vote on the proposed acquisition of Dundee Realty by Dundee Bancorp Inc. Accordingly, an information circular describing the plan of arrangement and the proposed acquisition will be mailed to shareholders of Dundee Realty on or about May 27, 2003 and will be available on the Internet at www.sedar.com.

Each director of Dundee Realty, including the Special Committee, has indicated that he intends to vote in favour of the plan of arrangement and the acquisition. The acquisition will require, among other things, a majority of minority shareholders voting in favour at a meeting to be held on June 23, 2003.

"This is a Win-Win transaction because through a single operation and vote, the embedded intrinsic value of Dundee Realty will be unlocked for all shareholders. Minority shareholders will enjoy receipt of cash and an uplift in the market price of their Dundee Realty holding in excess of 50% of previous trading prices. Dundee Bancorp as the long term controlling shareholder will be left with its original business which was used to create Dundee Realty over five years ago," said Ned Goodman, President & CEO of Dundee Bancorp.

The transaction is complex and complicated because it was designed to defer the large tax cost to Dundee Realty that can be created when shareholders of a corporation are converted to REIT holders. The current tax cost basis of Dundee Realty's revenue producing properties is insufficient to allow all shareholders to receive free and tradable REIT units with full tax cost. In order to accommodate the transaction, Dundee Bancorp has opted to acquire a limited partnership interest in the revenue properties carrying a nominal tax base. "This is acceptable to Dundee Bancorp because as the founder of the company we are satisfied to retain an illiquid long term partial ownership of its revenue producing real estate properties", said Ned Goodman. The limited partnership units held by Dundee Bancorp will be exchangeable into REIT units. It is expected that this will be accomplished over time with patient tax management.

As the major shareholder of Dundee Realty, Dundee Bancorp considered that the company's ability to achieve growth under a corporate structure would be challenging. Of concern was its forthcoming taxable position and its undervalued stock price. As a REIT, with a proper market value, Dundee Realty will be able to grow the revenue property base of the trust through accretive access to the capital markets. As such, it is expected that Dundee Bancorp's percentage ownership of the REIT may drop over time. Dundee Bancorp has kept the right to appoint a minority of REIT trustees as long as it retains ownership of 4 million or more REIT units or equivalent and will be granted preemptive rights to acquire REIT units on treasury issues to third parties.

The REIT's senior executive management will be internal to the REIT and, except for one, Dundee Realty's current board of directors will make up the board of trustees. Dundee Bancorp will initially have three of its senior executives serve as trustees on a board of nine trustees.

A jointly owned property management company will allow the Dundee REIT better access to that function and allows Dundee Bancorp access to the expertise that may be required as it pursues the land development and housing business.

Dundee Bancorp's partnership interest in the revenue properties should provide a regular pre-tax income base approximating $15 million per annum beginning in the twelve months ending June 30, 2004. This estimate is based on management's estimate of distributing at least 80% of distributable income. Dundee Bancorp may from time to time accept additional units instead of cash payments to increase its interest in the Dundee REIT.

As a result of the acquisition and the exercise of options, Dundee Bancorp's indirect interest in the Dundee REIT will be approximately 43%, down from its ownership of 45% of Dundee Realty. Dundee Bancorp's equity ownership of the residual assets left in Dundee Realty after the acquisition will be 85% as members of Dundee Realty's current management will acquire a 15% interest.

The activities of the land and housing group that will subsequently comprise Dundee Realty are concentrated in Saskatoon, Regina, Calgary, Edmonton, Toronto and Beaver Creek, Colorado. The primary business is future land acquisition and current servicing of approximately 3,150 acres of land for resale to third party developers as well as construction activities by the company itself. From time to time development projects are undertaken on land developed and owned by others. Over the years the revenues of Dundee's land and housing division have been delivered in a lumpy form. The division is currently enjoying the boom and bubble-like activity that is being experienced by the North American housing industry in general.

Dundee Bancorp previously accounted for Dundee Realty on an equity basis. Following the acquisition, Dundee REIT will continue to be equity accounted in Dundee Bancorp's consolidated statements, with Dundee Bancorp picking up 43% of the net earnings of the REIT each period. The operations of Dundee Realty will be consolidated with the accounts of Dundee Bancorp and 100% of assets, liabilities, revenues and expenses of Dundee Realty will be recorded, subject to a 15% minority interest. Dundee Bancorp has underwritten the cash requirements for closing which, including the $3 per share payment to the minority shareholders of Dundee Realty, will approximate $40 million. In addition, Dundee Bancorp will be left with other accrued liabilities, including head leases, tax and other related liabilities which will be recorded on closing. Upon consolidation, Dundee Bancorp expects that the acquisition of Dundee Realty will result in negative goodwill to Dundee Bancorp's balance sheet, which will have the effect of reducing the book value of real estate assets acquired. Dundee Bancorp regards the real cost of the acquisition to include inherited balance sheet liabilities including the cash costs of the plan of arrangement, its disadvantaged tax position, its current and ultimate illiquid ownership of the REIT as well as the $3 per Dundee Realty share in cash.

From Dundee Bancorp's perspective, this acquisition of Dundee Realty and plan of arrangement to create a REIT is one single transaction. The financial and legal advisors to the Special Committee of Dundee Realty have taken the position that the creation of the REIT and the acquisition of the residual assets are distinct and separate. Dundee Bancorp does not agree and is prepared to accept the results of the vote by minority shareholders as to the fate of the transaction.

Interested parties are also referred to the media release made as of today's date by Dundee Realty Corporation.

Dundee Bancorp Inc. is a holding company dedicated to wealth management, financial services and real estate. Its domestic financial service activities are carried out through its 84% owned subsidiary, Dundee Wealth Management Inc. Dundee Bancorp also provides financial services internationally through its offices in Bermuda and the Cayman Islands. Together, these operations provide a broad range of financial products to individuals, institutions and corporations. Dundee Bancorp also holds and manages its own portfolio of investments, both directly and indirectly, through wholly-owned subsidiaries.

For further information please contact:

Ned Goodman President and Chief Executive Officer Dundee Bancorp Inc. Tel: (416) 365-5665	Joanne Ferstman Vice President and Chief Financial Officer Dundee Bancorp Inc. Tel: (416) 365-5010

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE BANCORP INC.

(Registrant)

Date: May 21, 2003	By: /s/ Lori E. Beak

Lori E. Beak Assistant Secretary